Mail Stop 4561

January 2, 2008

Mr. John W. Thompson
Symantec Corporation
20330 Stevens Creek Blvd
Cupertino, CA 95014-2132

      Re: **Symantec Corporation**
                 Form 10-K for the fiscal year ended March 30, 2007
                 Filed May 24, 2007
                 File No. 0-17781

Dear Mr. Thompson:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised on the financial statements and related matters.

                                Sincerely,

                                Kathleen Collins
                                Accounting Branch Chief